Filed by Liberty Media Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company:  Liberty Media Corporation

Commission File No.:  001 - 33982

Excerpts from the Transcript of the

Liberty Media Corporation Conference Call

held on December 17, 2008

Doug Mitchelson  - Deutsche Bank - Analyst

Thanks. Good morning, everyone. Thanks for dialing into the call. I’m Doug Mitchelson, media analyst at Deutsche Bank. I’m very pleased that the President and CEO of Liberty Media Corp, Greg Maffei, has agreed to spend some time with us this morning to discuss the Liberty Entertainment split-off transaction and recent events at Liberty. Thank you very much, Greg.

Courtney Ehrlich  - Liberty Media Corporation - IR

Perfect. Thanks, Doug. The following presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the statements regarding our expected split-off of a majority of the assets and liabilities currently attributed to the Liberty Entertainment Group.

These forward-looking statements are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual results could differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation.

Liberty expressly designed any disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement discussed herein to reflect any change in Liberty’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement is based.

Doug Mitchelson  - Deutsche Bank - Analyst

Great. So we have got 30 minutes of Greg’s time. So let’s dive right in. Greg, did you want to start with an overview of the thought process behind the latest split-off resolution?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Sure. You know, I think if you look back, this is kind of the continuing evolution of a thought process we went through that began last summer when we announced the split off of LMDIA. When we got to the events of September and October, which obviously changed some of the credit market indicators, which changed a lot of what went on in the equity markets as well, we had to pause and reevaluate that on our earnings call. In October, we made that announcement that we were uncertain as to timing, but that we were still working towards it.

Last week, at one of Doug’s competitors’ conferences, I indicated we were still working towards it. And then on Friday, our Board approved a modification to our original plan, which effectively takes the bulk of the Liberty Entertainment assets, the DirecTV stock, our interest in GSN and FUN Technologies and our interest in the three regional sports networks, and proceeds with a split-off of those three groups of assets; with the idea being that the primary source of the discount we have to the DirecTV stock will hopefully — and the bulk of the value will be fully recognized there.

But it also leaves behind other assets that are generating cash flow, in the case of Starz or the majority of the cash likely in LMDIA will stay behind to provide additional credit support and additional support to the equity holders of LINTA and LCAPA.

Doug Mitchelson  - Deutsche Bank - Analyst

So as we look forward, what are the next steps in the process to the split-off and the timing, do you think?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, I think we are pretty much on the same set of things we needed to get done before, which is seek a private letter ruling from the IRS, which we have a high degree of confidence. But obviously, we are dependent upon their timing and process.

File with the SEC a registration statement. We will probably need, given the timing of that, to drop in year-end financials. We can file in advance but our financials will go stale, and we will need to drop in the updated financials. And then we will need an LMDIA shareholder vote, not from the other two trackers, but from that one. That will be, as the registration statement is approved and we have something to present them with in the form of a proxy vote.

Doug Mitchelson  - Deutsche Bank - Analyst

So it sounds sort of like early to mid-March at the earliest?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Yes, I think that would be a quick timeframe. It could take, anywhere from today to four to six months, and obviously we’re pushing for the shortest possible.

Doug Mitchelson  - Deutsche Bank - Analyst

And the fact that you had an initial process starting in September with L. Media, you have to sort of restart from scratch, given the change?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, a bunch of things changed in terms of we’re obviously doing some of this work even before we made the announcement. A bunch of things changed about how the financial statements are configured, what the ultimately the proxy says. So there are, what the IRS letter says — there are still things that change.

Doug Mitchelson  - Deutsche Bank - Analyst

As you sit here today, is the Board anticipating anything unusual or different in corporate governance for the split-off entity than we have seen from Liberty before?

Gregory Maffei  - Liberty Media Corporation - President and CEO

No. I would think that we will replicate the AB structure. We will probably have entirely the same management team. John will be chairman of both entities. I will be CEO of both entities. I think it would be practically business as usual going forward.

Doug Mitchelson  - Deutsche Bank - Analyst

I know one of the concerns by shareholders recently has been that the split-off ultimately might not be able to be contemplated because of issues related to the hold co. notes. Obviously, you have sort of reached internally, a belief that the coverage on the hold co. notes is sufficient despite the split-off. That is obviously a fair statement.

Gregory Maffei  - Liberty Media Corporation - President and CEO

Yes, I think some of the considerations that are around this were a question of substantially all. I think the initial split-off proposed back in August was more radical in the sense of splitting off more assets than the modified split-off proposal. We’ve received no real push-back on the substantially all question from bondholders. We’re very confident of our position that this is not a substantially all. As I said, the modifications we have made as of Friday, reduced the substantially all question not increasing, because of our efforts to leave assets behind, realizing that of the consolidated revenue and EBITDA, the vast, vast majority of it was staying behind already, and we are only increasing that by adding Starz.

So we have added both to the revenue and EBITDA issues where we had very, very high levels of comfort that we were never in doubt on substantially all. We had high levels on the assets and we are adding to that as well. So by all measures, this is a stronger transaction. We weren’t worried about substantially all to begin with and we only have a high degree of confidence now.

Doug Mitchelson  - Deutsche Bank - Analyst

Can you talk through how you are thinking about the capitalization of the split-off entity? What should we call it? Is it Liberty — is it LEI or is it going to be the new L. Media?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, we have not spent too much time worrying about the name for it but LEI is fine for this discussion. I think somewhere down the road, it really ought to be Liberty Entertainment but by charter, that is the name of the one staying behind. So we would have to shift that around in a vote. But we can call it LEI for the moment. We can call it, for this call, we can call it Liberty Direct and Liberty Starz. Whatever works just for this. We will come up probably with more certain nomenclature as time goes on.

As to the capitalization to what is being split off, it has only the debt, which is just under $2 billion, tied to our incremental purchase of DirecTV stock. The 78 million shares or roughly at the time, 7%, now closer to 8% of the stock that we bought back in the spring that we bought in that collared structure, borrowing against the put side of the collar, very conservatively financed given that and very attractively financed at the rates. That is the only debt this entity will have.

Doug Mitchelson  - Deutsche Bank - Analyst

And since the entity won’t have much if any in the way of operating cash flow, how do you sort of cover the interest expense against the debt and what is the strategic outlook do you think for LEI?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, the interest is accruing. We have room under the collar to accrue for quite a bit. We have some cash that will go that will help settle this out. There’s some cash flow limited out of GSN/FUN and the RSNs. But ultimately, we’re going to have to either work on another method to reduce that debt that is against the put side, by either raising debt against the assets or potentially in some combination with DirecTV, that will be part of the — that will be resolved or in some other kind of transaction; or ultimately, potentially, worst case selling DirectTV shares.

Realizing that of course what has been happening is as DirecTV has been buying back stock at an aggressive rate, which we absolutely applaud; and that has taken all our interest in DirecTV from originally the 41% when we struck the deal. Actually, when we were discussing the deal, it was like mid-30s. As shares were repurchased by DirecTV at the time when we struck the deal, it was 41%. We bought the initial incremental 7%; that got us to 48%. We are probably — they’ve not yet reported, but just given what they are doing, we’re probably on the range of 53%, 54% on our way to 55% of the economics, when they report. We will see.

Our preference would be to maintain as much as possible but if we were required to sell some shares to provide liquidity, we have substantially increased our ownership. I don’t think that is what is going to happen. I think we will service the debt and refinance the debt in other means but that is the worst-case scenario.

Doug Mitchelson  - Deutsche Bank - Analyst

 So I imagine you have some discussions with the DirecTV management and board at the time of the revised split-off announcement. Any particularly noteworthy reaction from —?

Gregory Maffei  - Liberty Media Corporation - President and CEO

No, candidly, we didn’t. But, really, this was not — I mean we have had discussions with them all the time, but we were not necessarily clearing any modified split-off with them. We know what their issues are, we know what their desires are, and I think we acted in a way that will be viewed positively by them. But it wasn’t cleared with them or anything like that.

Doug Mitchelson  - Deutsche Bank - Analyst

It seemed to be one of the issues was the valuation of Starz, which is sort of off of the table now. What would you say sort of the remaining issues might be under the revised plan?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, I think if you look, you asked about the strategic alternatives available for this split-off entity. I think they remain the same. The potential exists for a combination with DirecTV and that probably has gotten easier because, as you point how, Starz is an asset in which there is a range of valuation potentials.

But putting that aside, even if it wasn’t an argument about Starz, just reducing the assets other than the DirecTV stock, which are in the entity, makes it easier, because DirecTV stock is the one thing that it’s easiest to talk to DirecTV about in terms of valuation. And there is a price quoted every day in the marketplace versus arguing about private entity values.

So that combination gets easier on a valuation basis. The issues around combination with DirecTV that still potentially remain around governance and voting are there. Those have been real issues from the beginning. Not to say they’re insurmountable, but they are issues that have to be addressed.

But other alternatives and strategic alternatives, which are available to us with the spun entity, include potentially somewhere down the road as the credit markets improve, where we find a partner or other means to finance it, we could tender for the balance of DirecTV or offer to merge with DirecTV in some denomination of stock and cash. Or, alternatively, keep it as a separately trading entity and somewhere down the road decide that we want to seek a liquidity pass for our shareholders in the hold and look for a transaction to sell that split-off entity, which is again, primarily the near control position of DirecTV; probably leads to a sale of DirecTV, but is done, really driven by us, or at least forged the path forged by us because we have such a large share of the stock.

So all those options remain, and all those options are enabled, made easier, by the split-off of this DirecTV stock.

Doug Mitchelson  - Deutsche Bank - Analyst

So I think this is clear under sort of the reverse Morris Trust and the tax-free split-off nature that we are discussing. But just sort of as a point of fact. At this point, you could begin discussions with DirecTV, because it doesn’t take too much effort to come up with a structure where you could do a reverse Morris Trust transaction with them. But you really could not begin to have conversations with interested third parties strategically like in AT&T if they were interested because that could hurt the tax-free nature of the split-off?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well I would start by saying I’m not a tax lawyer, and gosh, Liberty has got plenty of those.

But my understanding would be that any combination where we ended up with 51% of the vote in value would, under a reverse Morris Trust, would be a transaction that is not tainted in any way and could be proceeded with and discussed now. And I can’t imagine any transaction we would do where we did not end up with that, in the case of any kind of DirecTV combination.

But, the question of whether some buyer would wish to have a discussion and how they would view it as tainted, I think you are right. Ultimately that liability is theirs, because it is going to be a public entity, no one would step behind it. So it would be the purchasers’ liability and I think most purchasers are going to be very leery of having those discussions until there is a freely traded entity. We’ve worked very hard to make sure we have not tainted in any way in our minds that, realizing it is, of course, the buyer’s ultimate judgment and ultimate liability.

Doug Mitchelson  - Deutsche Bank - Analyst

It’s a bit of an odd situation where you and John and the third board member could be having discussions over at DirecTV with a strategic partner but could not be having them at Liberty. But I imagine you find ways to weave your way through the tangled path.

Gregory Maffei  - Liberty Media Corporation - President and CEO

Without things, what would life be? It wouldn’t be interesting, right?

Doug Mitchelson  - Deutsche Bank - Analyst

Yes, that’s right. So if there was a potential future transaction to be had, I’m curious if you know offhand, would the buyer of LEI step into your voting agreement with DirecTV or would the voting agreement then terminate?

Gregory Maffei  - Liberty Media Corporation - President and CEO

I think there are a couple of issues here. One is our — the charter arrangements, to which we have ceded, that I think any buyer would have to step into. And then, similarly, the voting arrangement we have had on the subsequent purchases, we are effectively freezing our vote on the subsequent purchases of stock by DirecTV. I think a buyer would likely have to cede to that as well. But those would all be open issues I think to be negotiated really with the DirecTV board, ultimately.

Doug Mitchelson  - Deutsche Bank - Analyst

Okay. So let’s switch over to the stub piece, old L. Media, which (multiple speakers) to be a very clean entity with just Starz and cash.

Gregory Maffei  - Liberty Media Corporation - President and CEO

(multiple speakers) the equity in WildBlue, our roughly 37% interest.

Doug Mitchelson  - Deutsche Bank - Analyst

And the sort of 37% interest in WildBlue. My view is sort of the obvious would be at that point it would make sense to match the three trackers back together to be able to freely move capital around, given where the hold co. notes are trading. I imagine you would not necessarily want to confirm that today. But what do you see as the strategic options for the holdover piece?

Gregory Maffei  - Liberty Media Corporation - President and CEO

I think we would say that just the way we’ve intended to provide investors choice and then honor that choice by letting them hold the Liberty Interactive stock, which is primarily focused around video and eCommerce; or the Liberty Entertainment stock, which is primarily focused around media properties; and then really left with the rump in Liberty Capital, which is kind of a different story. We would try to honor that choice as much as possible. The fact that these incremental assets remained for credit support and other alternatives always exist in a tracker, and we would note that.

But I certainly don’t think it is our intention or plan to re-merge or smush the entities. We would do as much as possible, do what we have tried to do here; which is to say, look, we are providing the cleanest alternatives available in light of what investors chose and the current market conditions.

Doug Mitchelson  - Deutsche Bank - Analyst

So then, what do you feel the options are for Starz and the cash that is left over?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, I think Starz is doing incredibly well. It will be a very interesting opportunity for investors to begin with. Starz has currently taken — after the recut of our Comcast contract, Starz bottomed out at about $175 million, $180 million of EBITDA. Did about $260-ish million last year, on its way to $300 million this year, and I suspect it will be significantly better than double-digit growth, you know, mid-teens growth next year. So I think it is a very attractive entity on its own. If it trades poorly, there’s a heck of a lot of cash and no debt sitting at that entity, I think it will be quite an attractive stock potentially.

Doug Mitchelson  - Deutsche Bank - Analyst

And then I mean, I guess what it comes down to is we will see it when we see it, but it comes down to you have sort of excess capital, at least as the tracker stocks work, excess capital allocated to the remaining L. Media and some leverage at LINTA and some leverage at LCAPA and different access to capital at those two entities.

Gregory Maffei  - Liberty Media Corporation - President and CEO

Well, but, Doug, I think if you look at it, you will have three entities with different profiles. Quite a lot, no debt other than the allocated or the proportional tracker debt, proportional being in the LLC but no direct debt at the Starz Entertainment and cash entity, the old LMDIA stub. Very long-term debt with very low coupon in the form of the exchangeables at LCAPA and quite a lot of cash and near cash in the form of things like the Sprint derivative.

So really in a big excess cash position at Liberty Capital and in a tighter cash position but with quite a lot of potentially salable assets answer till quite a lot of — even in our sort of negative scenarios, you’re looking at free cash flow, after interest, after bank debt interest and after taxes, of probably $500 million. You know, we haven’t completed a budget, we haven’t done that. But if you just sort of project, there’s a lot of free cash flow at Liberty Interactive. There isn’t as much cash but there is, as I mentioned, these assets, which we believe are readily salable and are attractive.

So of the three, you could argue that Interactive has the least free cash but also has the most cash flow to devote. So I think all of them have relative financial strength of different sorts.

Doug Mitchelson  - Deutsche Bank - Analyst

Right, and that makes sense. Ultimately where I was going with the question is, it is sort of obviously unclear because this was just announced, what the strategy will be at the holdover L. Media. You, because of your excess capital position on paper could be conservative because of the overall current economic and debt environments. You could be pursuing acquisitions because you have capital at that entity and deals might be cheap or you could pursue share repurchases. So I was just —

Gregory Maffei  - Liberty Media Corporation - President and CEO

I think your points are right; we have all flexibility around those, and we have the potential to find ways to reduce the hold co. notes if they trade poorly as they have. As you know, we tendered for a bunch and I think that opportunity to use capital to tender for more exists.

QUESTION AND ANSWER

Doug Mitchelson  - Deutsche Bank - Analyst

That actually reminds me. Can you explain how the stock price mechanism, where the trackers could be put back together, would shift as a result of this announcement? With the split-off, obviously, the stock price for L. Media is going to change through the redemption process. How does this mechanism work post split?

Gregory Maffei  - Liberty Media Corporation - President and CEO

I really don’t think it will change in that sense, Doug. Because you will see at some point we will have to start trading in the LMDIA stub, and that potential, if it were to be recombined, would have the same issue of 60-days’ trailing average could be merged. There are other all scenarios in which it could be merged as well looking at the Board, but that is built into the charter.

Doug Mitchelson  - Deutsche Bank - Analyst

Okay. And because this is a redemption, what will happen is some amount of the L. Media value now trading at $18.35 — the stub will trade at a lower price?

Gregory Maffei  - Liberty Media Corporation - President and CEO

Yes. Now we may, just looking at an effective of reverse split on that LMDIA stub, I think there are roughly 530 million-ish shares outstanding under in Liberty Entertainment, LMDIA today. Once you’ve split out quite a lot of that value, you will see a dramatic drop in the old LMDIA stock, whether we want to have a reverse split to have that trade at a higher value, we will see. But obviously there’s going to be some redemption of capital because a lot of the capital, a lot of the assets are going off in the split-off.

Additional Information

Nothing in this transcript shall constitute a solicitation to buy or offer to sell shares of Liberty Media stock or stock in the new public company. The offer or sale of shares of the new public company in the proposed split-off  will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC including the proxy statement/prospectus to be contained therein, because it will contain certain important information about the transaction. A copy of the proxy statement/prospectus, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Liberty Media’s Investor Relations, Telephone: (720) 875-5408.

Participation in Solicitation

The directors and executive officers of Liberty Media and other persons  may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding the directors and executive officers of Liberty Media, those expected to serve as directors and executive officers of Liberty Entertainment and other participants in the proxy solicitation, together with the description of their respective direct and indirect interests, by security holdings or otherwise, will be  available in the proxy materials to be filed with the SEC.